Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
[SNYDER’S OF HANOVER, INC. LETTERHEAD]
December _, 2010

Re:      [Name of Loan or Lease Agreement] (the “Agreement”).
Dear                                         :
As you may know, Snyder’s of Hanover, Inc.[, the parent of [name of pertinent subsidiary],] has entered into a merger agreement with Lance, Inc. Lance, headquartered in Charlotte, N.C., manufactures and markets snack foods throughout much of the United States and other parts of North America. Lance is publicly traded on NASDAQ under the symbol LNCE and had sales of $918.2 million in 2009.
The transaction is a “merger of equals.” The combined company will have leaders from both companies. Michael A. Warehime, who is currently Snyder’s Chairman, will serve as Chairman of the Board of the combined company, and Carl E. Lee, Jr., who is currently Snyder’s President and Chief Executive Officer, will become President and Chief Operating Officer of the combined company. The new company will be called Snyder’s-Lance, Inc. In addition to leading iconic brands including Lance®, Snyder’s of Hanover®, Cape Cod® and Grande®, the combined company will have a national distribution footprint including one of the largest Direct Store Delivery (DSD) networks in the United States. The combined company will have pro forma combined net sales of approximately $1.6 billion.
Pursuant to the terms of the Agreement, the merger may require, or be deemed an assignment requiring, Snyder’s [or [name of pertinent subsidiary], as applicable,] to provide you with this notice.
If you have any questions, please do not hesitate to contact me at (717) 632.4477 x5327.
Sincerely,
Michael Anderson
Corporate Counsel

Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance, Inc. and Snyder’s of Hanover, Inc. Lance filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on October 29, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Lance and Snyder’s and also constitutes a prospectus of Lance. Lance and Snyder’s began mailing the joint proxy statement/prospectus to shareholders on November 1, 2010. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR SENT TO STOCKHOLDERS, CAREFULLY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov) or, in the case of Lance, by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s are contained in the amended joint proxy statement/prospectus filed by Lance with the SEC on October 29, 2010. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.
Cautionary Note Regarding Forward-Looking Statements
This document may include statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC. Except as may be required by law, neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.